August 25, 2020

Via E-Mail

William T. Hart, Esq.
Hart & Hart, LLC
1624 N. Washington St.
Denver, CO 80203

     Re:      Carbon Energy Corporation
              Amended Schedule 13E-3
              Filed August 17, 2020
              File No. 005-31849

              Revised Preliminary Proxy Statement on Schedule 14A
              Filed August 17, 2020
              File No. 00-02040

Dear Mr. Hart:

       We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

1. We reissue prior comment 1. Your response does not include an analysis of the legal issue described in our prior comment.

Revised Preliminary Proxy Statement

2.     We reissue prior comments 5 and 10.

3. We note your response to prior comment 6. Please revise your disclosure to describe the
       events leading up to the board   s decision to engage in the going
private transaction.

4.     We note the revision made in response to prior comment 8. We reissue our prior
       comment as it requested that you disclose (prominently), if true, that the proposal will be
       approved given Yorktown   s intentions.
 William T. Hart, Esq.
Hart & Hart, LLC
August 25, 2020
Page 2


Principal Stockholders, page 11

5. We note that you revised this disclosure to clarify that neither Mr. Leidel nor Mr. Bailey have beneficial ownership of the shares owned by the various Yorktown entities. Please provide us your analysis for this disclosure.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions